UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___)*
Entropic Communications, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
29384R 10 5

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29384R 10 5	13G	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK IF BOX THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Redpoint Ventures II, L.P. (“ RV II”), Redpoint Associates II, LLC (“RA II”), Redpoint Ventures II, LLC (“RV II LLC”), Redpoint Technology Partners A-I, L.P. (“RTP A-I”), Redpoint Technology Partners Q-I, L.P. (“RTP Q-I”) and Redpoint Ventures I, LLC (“RV I LLC,” together with RV II, RA II, RV II LLC, RTP A-I and RTP Q-I, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for pur poses of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

CUSIP No.	29384R 10 5	13G	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

CUSIP No.	29384R 10 5	13G	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Ventures II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

CUSIP No.	29384R 10 5	13G	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Technology Partners A-I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q -I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

CUSIP No.	29384R 10 5	13G	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Technology Partners Q-I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

CUSIP No.	29384R 10 5	13G	Page	7	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Redpoint Ventures I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,110,174 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,110,174 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,110,174 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.04%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 5,739,787 shares held by RV II; (ii) 159,802 shares held by RA II; (iii) 29,025 shares held by RTP A-I; and (iv) 181,560 shares held by RTP Q-I. RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RT P Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Ventures II, LLC, Redpoint Technology Partners A-I, L.P., Redpoint Technology Partners Q-I, L.P. and Redpoint Ventures I, LLC, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Entropic Communications, Inc. (the “Issuer”).
Item 1

(a)	Name of Issuer:	Entropic Communications, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	9276 Scranton Road, Suite 200
San Diego, California 92121
Item 2

(a)	Name of Person(s) Filing:
Redpoint Ventures II, L.P. (“RV II”)
Redpoint Associates II, LLC (“RA II”)
Redpoint Ventures II, LLC (“RV II LLC”)
Redpoint Technology Partners A-I, L.P. (“RTP A-I”)
Redpoint Technology Partners Q-I, L.P. (“RTP Q-I”)
Redpoint Ventures I, LLC (“RV I LLC”)

(b)	Address of Principal Business Office:	c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025

(c)	Citizenship:

RV II	Delaware, United States of America
RA II	Delaware, United States of America
RV II LLC	Delaware, United States of America
RTP A-I	Delaware, United States of America
RTP Q-I	Delaware, United States of America
RV I LLC	Delaware, United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	29384R 10 5

Item 3	Not applicable.

Page 8 of 11 Pages

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class (2)
RV II	5,739,787	0	6,110,174	0	6,110,174	6,110,174	9.04%
RA II	159,802	0	6,110,174	0	6,110,174	6,110,174	9.04%
RV II LLC (1)	0	0	6,110,174	0	6,110,174	6,110,174	9.04%
RTP A-I	29,025	0	6,110,174	0	6,110,174	6,110,174	9.04%
RTP Q-I	181,560	0	6,110,174	0	6,110,174	6,110,174	9.04%
RV I LLC (1)	0	0	6,110,174	0	6,110,174	6,110,174	9.04%

(1)	RV II LLC serves as the sole general partner of RV II and may be deemed to own beneficially the shares held by RV II. The managers of RV II LLC each serve as a manager of RA II and may be deemed to own beneficially the shares held by RA II. RV I LLC serves as the sole general partner of RTP A-I and RTP Q-I and may be deemed to own beneficially the shares held by RTP A-I and RTP Q-I. RV II LLC and RV I LLC hold no shares of the Issuer directly.

(2)	The percentages set forth on the cover sheets are calculated based on 67,614,775 shares of Common Stock reported to be outstanding as of December 6, 2007 in the Issuer’s most recently filed Form S-1/A as filed with the SEC on December 6, 2007.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

REDPOINT VENTURES II, L.P.
By its General Partner, Redpoint Ventures II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT ASSOCIATES II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT VENTURES II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT TECHNOLOGY PARTNERS A-I, L.P.
REDPOINT TECHNOLOGY PARTNERS Q-I, L.P.
By its General Partner, Redpoint Ventures I, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT VENTURES I, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager
Exhibit(s):
A — Joint Filing Statement

Page 10 of 11 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Entropic Communications, Inc. is filed on behalf of each of us.
Dated: February 14, 2008

REDPOINT VENTURES II, L.P.
By its General Partner, Redpoint Ventures II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT ASSOCIATES II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT VENTURES II, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT TECHNOLOGY PARTNERS A-I, L.P.
REDPOINT TECHNOLOGY PARTNERS Q-I, L.P.
By its General Partner, Redpoint Ventures I, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

REDPOINT VENTURES I, LLC

/s/ Geoffrey Y. Yang

Geoffrey Y. Yang
Manager

Page 11 of 11 Pages